Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Exchange Act File No. 000-29173

This filing relates to a public announcement by Diversa Corporation (“Diversa”). Diversa recently executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa, Concord Merger Sub, Inc., Celunol Corp. (“Celunol”) and William Lese, as the representative of Celunol’s stockholders.

Additional Information about the Merger and Where to Find It

Diversa intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Diversa issued the following press release on February 21, 2007.

NEWS RELEASE

Diversa and Bunge Oils Collaborate to Develop Novel Enzymes for Enhancing

Production of Edible Oil Products

San Diego, CA – February 21, 2007—Diversa Corporation (Nasdaq: DVSA) and Bunge Oils, Inc., a part of Bunge North America, have entered into an agreement to discover and develop novel enzymes optimized for the production of edible oil products with enhanced nutritional or health benefits. Edible oil products include bottled vegetable and cooking oils, shortenings, margarines, and other products derived from the processing of soybeans, corn, rapeseed and other oilseed plants.

Under the terms of the agreement, Diversa is responsible for discovering, optimizing, and manufacturing enzymes, and Bunge is responsible for commercializing oils using new enzyme-enabled processes. Diversa has received an upfront technology access fee and will receive full research funding for its enzyme discovery and development activities under the project. In addition, Diversa is eligible to receive milestone payments for successful enzyme development activities as well as royalties on products that may be commercialized.

“We are pleased to be working with Bunge, a world leader in oilseed processing and plant oil-based products,” stated Edward T. Shonsey, Diversa’s Chief Executive Officer. “A key component of Diversa’s specialty industrial processes strategy is to develop high-performance enzymes optimized for the specific process conditions used in the edible oil industry, and this collaboration will accelerate our push to commercialization in this strategic area. We believe our customized enzymes can expedite the production of a new generation of superior edible oil products, and we applaud Bunge for recognizing the benefits of using new, innovative oilseed processing techniques.”

“At Bunge, we see enzyme-enabled processes playing an increasingly important role in the rapidly-growing area of vegetable oil production,” stated Dick Goodman, senior vice president and general manager, Bunge Oils. “Global vegetable oil demand has risen by 4.7 percent per annum since 1990. We believe that one of the keys to meeting these increasing market demands is incorporating new process technologies through innovative biotech-based partnerships. We look forward to working with Diversa on this and other projects of mutual interest in the future.”

The annual global market for edible oils for 2005 was in excess of $29 billion. Bunge has a broad geographic presence that focuses on areas of high growth, such as Asia and Latin America, and large, high-value markets, such as North America and Europe.

About Diversa

Since 1994, San Diego-based Diversa Corporation has pioneered the development of high-performance specialty enzymes. Diversa possesses the world’s broadest array of enzymes derived from bio-diverse environments as well as patented DirectEvolution® technologies. Diversa customizes enzymes for manufacturers within the alternative fuel, industrial, and health and nutrition markets to enable higher throughput, lower costs, and improved environmental outcomes. On February 12, 2007, Diversa entered into a merger agreement with Celunol Corp. pursuant to which Celunol will merge with and into a wholly owned subsidiary of Diversa, with Celunol as the surviving corporation, becoming a wholly owned subsidiary of Diversa. The proposed merger transaction is subject to customary closing conditions, including receipt of certain regulatory approvals and the approval of the stockholders of Diversa and Celunol. For more information, please visit www.diversa.com.

About Bunge North America

Bunge North America (www.bungenorthamerica.com), the North American operating arm of Bunge Limited (NYSE: BG), is a vertically integrated food and feed ingredient company, supplying raw and processed agricultural commodities and specialized food ingredients to a wide range of customers in the livestock, poultry, food processor, foodservice and bakery industries. With headquarters in St. Louis, Missouri, Bunge North America and its subsidiaries operate grain elevators, oilseed processing plants, edible oil refineries and packaging facilities, and corn dry mills in the U.S., Canada and Mexico.

Additional Information about the Diversa/Celunol Merger and Where to Find It

Diversa Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger transaction. Investors and security holders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn. Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed transaction. Information regarding the special interests of these executive officers and directors in the proposed transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and from Investor Relations at Diversa at the address described above.

Forward-Looking Statements

Statements in this press release that are not strictly historical are “forward-looking” and involve a high degree of risk and uncertainty. These include statements related to Diversa’s ability to discover, develop and manufacture novel enzymes optimized for the production of edible oil products with enhanced nutritional or health aspects, Bunge’s ability to commercialize oils using new enzyme-enabled processes, Diversa’s receipt of milestone payments and royalties under the agreement with Bunge, the potential benefits of the agreement for Diversa’s push to commercialization in the edible oil industry, the potential benefits of Diversa’s enzymes in the production of edible oils, the size and growth of the global market for edible oils, and statements regarding the proposed merger transaction between Diversa and Celunol, including the receipt of regulatory and stockholder approval for the transaction. Such statements are only predictions, and the actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, risks involved in general with the enzyme development process, risks involved with Diversa’s new and uncertain technologies, Diversa’s dependence on patents and proprietary rights, Diversa’s protection and enforcement of its patents and proprietary rights, the timing and composition of funding under existing and future collaboration agreements, Diversa’s dependence on Bunge in connection with this agreement, Diversa’s and Bunge’s ability to commercialize products, the time and resources needed to develop new products and obtain any necessary regulatory approvals, customer adoption of new products, the development or availability of competitive products or technologies, and the risk that either Diversa or Celunol may be unable to obtain stockholder or regulatory approvals required for the merger transaction on a timely basis, or at all. Certain of these factors and others are more fully described in Diversa’s filings with the Securities and Exchange Commission, including, but not limited to, Diversa’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. These forward-looking statements speak only as of the date hereof. Diversa expressly disclaims any intent or obligation to update these forward-looking statements.

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Contacts:

Wendy Kelley

Investor Relations

Diversa Corporation

(858) 526-5437

Deb Seidel

Director of Communications

Bunge North America

(314) 292-2934